Exhibit (a)(5)(M)

EFiled: Nov 26 2012 10:25AM EST Transaction ID 47923447 Case No. 8056-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN WOLFNER, Individually And On
Behalf Of All Others Similarly Situated,
C.A. No.

Plaintiff,

v.

TITANIUM METALS CORP., HAROLD C. SIMMONS, KEITH R. COOGAN, GLENN R. SIMMONS, THOMAS P. STAFFORD, STEVEN L. WATSON, TERRY N. WORRELL, PAUL J. ZUCCONI, PRECISION CASTPARTS CORP., and ELIT ACQUISITION SUB CORP.,
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff John Wolfner (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of Titanium Metals Corporation (“Titanium” or the “Company”) to enjoin the acquisition of the publicly owned shares of Titanium’s common stock by Precision Castparts Corp. (“PCC”) through its wholly owned subsidiary, ELIT Acquisition Sub Corp. (“Merger Sub”), as detailed herein (the “Proposed Transaction”).

2. On November 9, 2012, PCC issued a press release announcing it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which PCC would acquire Titanium, via cash tender offer, for an aggregate purchase price of approximately $2.9 billion. Under the terms of the Proposed Transaction, Titanium common shareholders will receive $16.50 per share in cash for each Titanium share they own.

3. As discussed below, both the consideration to Titanium common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Titanium common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

4. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Titanium to PCC on terms preferential to PCC, but detrimental to Plaintiff and the other public shareholders of Titanium. Titanium and PCC embarked on a process that avoided competitive bidding and provided PCC with an unfair advantage by effectively excluding other alternative proposals.

5. Pursuant to the Merger Agreement entered into between Titanium, PCC, and Merger Sub, Merger Sub has commenced the Tender Offer to purchase all outstanding shares of Titanium common stock at a purchase price of $16.50 per share in cash, to be followed by a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of PCC (the “Merger”).

6. In accordance with the terms of the Merger Agreement, the Tender Offer commenced on November 20, 2012 by the filing of a Schedule TO-T containing the Offer to Purchase (“Offer to Purchase”) with the Securities and Exchange Commission (“SEC”). On this day, Titanium filed its Schedule 14D-9 with the SEC recommending that Titanium stockholders tender their shares into the Tender Offer (“Recommendation Statement”). The Tender Offer is scheduled to expire at 5:00 p.m. on December 19, 2012, unless extended. As described more fully herein, the Recommendation Statement is replete with material omissions and misstatements that will cause irreparable harm to shareholders.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, candor and due care.

PARTIES

8. Plaintiff, is and was, at all times relevant hereto, a holder of Titanium common stock.

9. Defendant Titanium is a Delaware corporation with its principal executive offices located at 5430 LBJ Freeway, Suite 1700, Dallas, TX 75240. Titanium is the largest independent titanium manufacturer in the United States and offers a full range of titanium products, including ingot and slab, forging billet, and mill forms. In 2011, more than 75 percent of Titanium’s sales were to aerospace and defense end markets, with PCC representing more than 15 percent of total sales. Shares of Titanium common stock trade on the NYSE under the ticker symbol “TIE.”

10. Defendant Harold C. Simmons (“Harold Simmons”) has served as a director of Titanium since 2004. Simmons has served as Chairman of the Board since 2005. Harold Simmons is also Chairman of the Board of three other companies: 1) Valhi Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), the manufacture of ergonomic computer support systems, precision ball bearing slides and security products through its majority interest in CompX International Inc. (“CompX”) and in waste management, 2) Contran Corporation (“Contran”), a diversified holding company and 3) NL Industries, Inc. (“NL”). Harold Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1961. According to the Company’s website, Valhi, Contran, NL, Kronos and CompX may be deemed to be affiliates of Titanium.

11. Defendant Keith R. Coogan (“Coogan”) has served as a director of Titanium since 2006.

12. Defendant Glenn R. Simmons (“Glenn Simmons”) has served as a director of Titanium since 1999.

13. Defendant Thomas P. Stafford (“Stafford”) has served as a director of Titanium since 2006. Stafford also served on the Board from 1996 to 2003.

14. Defendant Steven L. Watson (“Watson”) has served as a director of Titanium since 2000. Watson has served as Vice Chairman of the Board since 2005 and also served as Chief Executive Officer (“CEO”) from 2006 through 2009. Watson was President of Titanium during 2006.

15. Defendant Terry N. Worrell (“Worrell”) has served as a director of Titanium since 2003.

16. Defendant Paul J. Zucconi (“Zucconi”) has served as a director of Titanium since 2002.

17. Defendants Harold Simmons, Coogan, Glenn Simmons, Stafford, Watson, Worrell, and Zucconi are collectively referred to as the “Individual Defendants.”

18. Defendant PCC is a worldwide, diversified manufacturer of complex metal components and products. It serves the aerospace, power, and general industrial markets. PCC is the market leader in manufacturing large, complex structural investment castings, airfoil castings, forged components, and highly engineered, critical fasteners for aerospace applications.

19. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of PCC formed for the sole purpose of effectuating the Proposed Transaction. Merger Sub and PCC are sometimes collectively referred to herein as “PCC”

20. PCC, together with Titanium and the Individual Defendants, are referred to collectively as the “Defendants”.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

21. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Titanium (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

22. By virtue of their positions as directors and/or officers of Titanium, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Titanium to engage in the practices complained of herein.

23. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Titanium, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and failed to take the steps necessary to ensure Company shareholders would receive a fair and maximized value for their shares.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of November 5, 2012, Titanium had 175,061,774 shares of common stock issued and outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

28. Questions of law and fact exist that are common to the Class, including, among others:

(a) Whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) Whether Defendants breached their fiduciary duties of due care, loyalty and candor with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(c) Whether the process implemented and set forth by the Defendants for the Proposed Transaction is fair to the members of the Class;

(d) Whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(e) Whether Defendants have disclosed and will disclose all material information in connection with the Proposed Transaction; and

(f) Whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

32. Titanium is the largest independent titanium manufacturer in the United States and offers a full range of titanium products, including ingot and slab, forging billet, and mill forms. In 2011, more than 75 percent of Titanium’s sales were to aerospace and defense end markets, with PCC representing more than 15 percent of total sales.

B.	The Proposed Transaction

33. On November 9, 2012, PCC issued a press release announcing PCC and Titanium had entered into the Merger Agreement. Under the terms of the Proposed Transaction, PCC would acquire Titanium by making the Tender Offer to acquire all of the outstanding shares of common stock of Titanium at a purchase price of $16.50 cash per share.

34. Specifically, the press release stated, in relevant part:

PORTLAND, Oregon - November 9, 2012 - Precision Castparts (NYSE:PCP) has entered into a definitive agreement to acquire Titanium Metals Corporation (NYSE:TIE) for $16.50 per share in cash. The transaction values Titanium Metals Corporation (Timet) at a total enterprise value of approximately $2.9 billion, including net cash and equivalents.

“Timet will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio,” said Mark Donegan, chairman and chief executive officer of Precision Castparts Corp. (PCC).

“As our 2006 acquisition of Special Metals did for us with nickel alloys, acquiring Timet will enable us to streamline our supply chain and better manage our input costs in our core operations. As we continue to grow in the aerostructure market, this supply linkage will present even more of an opportunity.

“The potential for value creation is vast - we expect to generate significant synergies by putting our two companies together and leveraging our respective strengths,” Donegan added. “Timet’s melting expertise and PCC’s forging and conversion assets are a complementary strategic fit. We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.

“This transaction is truly a needle mover, a deal that offers PCC and our customers a wide range of opportunities going forward,” Donegan concluded. We’ve worked with Timet for many years and are quite familiar with their operations, so we expect integration to move ahead quickly once the merger is completed.”

The transaction has been unanimously approved by the Board of Directors of Timet (following the unanimous recommendation of a special committee of independent directors) and the Board of Directors of PCC. Timet’s Board will recommend that all stockholders tender their shares in the offer, and entities affiliated with Contran Corporation have agreed, subject to the terms of a support agreement, to tender shares representing approximately 45% of the total outstanding shares in the offer.

PCC has secured a fully underwritten $3.0 billion bridge financing commitment that may be used to complete this acquisition. The acquisition will ultimately be funded through a combination of cash on hand, commercial paper, bank debt, and proceeds from the sale of notes and bonds. The transaction is not conditioned upon PCC obtaining financing.

The acquisition of Timet is expected to be immediately accretive to earnings. Subject to the satisfaction or waiver of certain conditions, the tender offer is expected to be completed by the end of calendar year 2012, after which Timet’s results will be reported as part of PCC’s Forged Products segment.

Under the terms of the merger agreement, PCC will commence a cash tender offer by November 20, 2012 to acquire all outstanding shares of Timet for $16.50 per share, net to the tendering holder in cash. The offer will contain certain customary conditions, including tender of the majority of the outstanding shares not owned by Contran Corporation and affiliated entities, and approval by regulatory agencies. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the merger agreement provides for the parties to effect, subject to customary closing conditions, a merger that would result in all shares not tendered in the tender offer being converted into the right to receive $16.50 per share in cash.

35. The consideration offered to Titanium public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Titanium common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. Indeed, the Company’s stock price is currently undervalued due to derivative litigation which alleges that Harold Simmons and the Board breached fiduciary duties owed to the Company by engaging in certain related party transactions with Contran, Valhi, CompX and NL.

36. As a result, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

37. In connection with the execution of the Merger Agreement, Harold Simmons and his related parties entered into a support agreement (the “Support Agreement”) pursuant to which they would tender their shares in favor of the Merger. The Support Agreement provides for nearly 80,000,000 shares, or 45% of Titanium’s outstanding shares, to be tendered.

C.	The Preclusive Deal Protection Devices

38. In addition to the inadequate consideration offered to Titanium shareholders, the entire process deployed by PCC and Titanium is also unfair and inadequate. Specifically, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

39. Section 6.2(b) of the Merger Agreement, contains a provision which bars the Board and any Company personnel from attempting to procure a price in excess of the amount offered by PCC. It demands that the Company terminate any and all prior or on-going discussions with other potential suitors following a 45-day go-shop period.

40. In addition, Section 8.3 of the Merger Agreement provides that Titanium must pay to PCC a termination fee of $101 million, or $45.5 million if the deal is terminated during the go-shop period, if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

41. Ultimately, these preclusive deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of PCC’s offer.

D.	The Board is Beholden to Harold Simmons

42. As described above, Harold Simmons controls various entities affiliated with Titanium.

43. A majority of the Board either holds, or has held, positions with the affiliated entities or is reliant upon Simmons and the voting power he controls through those entities.

44. Defendant Glenn Simmons is the brother of Harold Simmons and is a member of the board of directors of Valhi, Contran, NL, Kronos and CompX.

45. Coogan is also a director of Kronos, where Watson was previously on the board. Watson also previously served on the board of Valhi, CompX and NL.

46. Stafford, meanwhile, serves on the board of directors of NL, where Worrell previously served on the board.

47. Indeed, the Board is severely interrelated. Members of the Board have relied, and will continue to rely, on Harold Simmons for their respective livelihoods.

48. Accordingly, because the foregoing process represents a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

E.	The Inadequate Recommendation Statement

49. On November 20, 2012, Titanium filed its Recommendation Statement to recommend that shareholders tender their shares in favor of the Proposed Transaction. As alleged below and elsewhere herein, the Recommendation Statement omits material information about the Proposed Transaction that must be disclosed to Titanium shareholders to enable them to render an informed decision with respect to the Proposed

Transaction. The Recommendation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Titanium’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”). This omitted information, if disclosed, would significantly alter the total mix of information available to Titanium’s shareholders.

50. For example, according to the Recommendation Statement, on October 23, 2012, PPC lowered its offer to Titanium from $18.50 per share to $15.75. While PPC explained its reasons for doing so, the Recommendation Statement fails to disclose any of the underlying reasons for the significant drop in the offer price.

51. The Recommendation Statement further discloses that the special committee of the Board formed to review the Proposed Transaction (the “Special Committee”) reviewed strategic alternatives, such as continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company. However, it fails to disclose any type of analysis or process undertaken to corroborate this determination. Indeed, the Company has not solicited any bids from third party bidders. Nonetheless, given that Board is in a hurry to complete the Proposed Transaction prior to the end of the year, it is unlikely that any third party bidder will emerge.

52. The Recommendation Statement fails to disclose the ratios and multiples observed by Morgan Stanley for each of the companies in its Comparable Companies Analysis, including how they compared to Titanium. This information is material, because shareholders are forced to rely on relatively limited information, and, without further disclosure regarding these selected companies, they will be unable to properly determine if the selected comparable companies are truly comparable.

53. In connection with the Comparable Companies Analysis, Morgan Stanley observed mean, median and ranges for 2012E and 2013E AV/EBITDA as well as 2012E and 2013E P/E. The Recommendation Statement, however, fails to disclose why Morgan Stanley applied only AV/EBITDA multiples in its Comparable Companies Analysis.

54. The Recommendation Statement fails to disclose, in Morgan Stanley Discounted Cash Flow Analysis (“DCF”), how Morgan Stanley treated stock based compensation, the manner in which any net operating losses (“NOLs”) were treated, and whether Morgan Stanley used a mid-year convention, or end-of-year convention in the DCF. Absent these critical inputs, Titanium shareholders will be unable to determine whether the DCF is reliable.

55. The Recommendation Statement fails to disclose the data utilized by Morgan Stanley for its Precedent Transactions Analysis, from which Morgan Stanley derived multiples for each of the selected transactions, the basis for the selection of these transactions comparables or what the observed transaction value to last twelve months revenue (“LTM”) as of March 31, 2012 was for each such transaction.

56. In the section including management’s projected financial information, the Recommendation Statement fails to disclose projected free cash flow information, which is necessary and material information upon which a shareholder may rely when considering the dependability of the Recommendation Statement.

57. The Recommendation Statement similarly fails to disclose the unlevered free cash flows that Morgan Stanley calculated in its DCF.

58. Plaintiff and the Class have been deprived of the material information in the Recommendation Statement to make their decision whether to tender or not tender their shares.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

59. Plaintiff repeats and realleges each allegation set forth herein.

60. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Titanium.

61. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Titanium.

62. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Titanium because, among other reasons, they failed to take steps to maximize the value of Titanium to its public shareholders.

63. Moreover, the Individual Defendants have failed to disclose all material information regarding the Proposed Transaction and have willfully omitted material information in the Recommendation Statement.

64. The Individual Defendants dominate and control the business and corporate affairs of Titanium, and are in possession of private corporate information concerning the Company’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Titanium which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

65. By reason of the foregoing acts, practices and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

66. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

67. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

68. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Titanium, PCC and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

69. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

70. Titanium, PCC and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Titanium public shareholders, and have participated in such breaches of fiduciary duties.

71. Titanium, PCC and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Titanium, PCC and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

72. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders and all material information is adequately disclosed;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 26, 2012	FARUQI & FARUQI, LLP

/s/ James P. McEvilly, III
James P. McEvilly, III (#4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
Fax: (302) 4823612

OF COUNSEL:	Attorneys for Plaintiff

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Avenue, 10th Fl.
New York, NY10017
Tel.: (212) 983-9330

Attorneys for Plaintiff